NYSE American / TSX
Symbol: TMQ

News Release

Trilogy Metals Announces Publication of Notice of Intent by U.S. Army Corps of Engineers for Alaska's High-Grade Arctic Copper-Zinc-Lead-Gold-Silver Project

September 21, 2026 – Vancouver, British Columbia – Trilogy Metals Inc. (NYSE American / TSX: TMQ) ("**Trilogy Metals**", "**Trilogy**" or the "**Company**") announced today that the U.S. Army Corps of Engineers ("**USACE**") has published a Notice of Intent ("**NOI**") to prepare an Environmental Impact Statement ("**EIS**") for the Company's flagship Arctic Project in northwestern Alaska's Ambler Mining District. Publication of the NOI formally initiates the environmental review of the project under the National Environmental Policy Act ("**NEPA**") and launches the public scoping phase. The high-grade Arctic Copper-Zinc-Lead-Gold-Silver Project is being advanced by Ambler Metals LLC ("**Ambler Metals**"), Trilogy's 50/50 joint venture with South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY).

Highlights

- **U.S. Army Corps of Engineers Publishes Notice of Intent to Prepare an Environmental Impact Statement, Formally Commencing the NEPA Review for the Arctic Project**
- **Publication of the NOI Launches the Public Scoping Phase and Marks a Major Milestone on the Coordinated and Transparent FAST-41 Permitting Schedule**
- **Milestone Achieved on Schedule, Consistent with the Integrated Federal and State Timetable Published on the Permitting Dashboard in July 2026**
- **Schedule Continues to Target a Draft Environmental Impact Statement in October 2027 and a Record of Decision in September 2028**

The NOI is the first key federal milestone on the coordinated federal and state permitting schedule published on the Federal Permitting Improvement Steering Council's (the "**Permitting Council**") Permitting Dashboard at permits.performance.gov in July 2026. With the NOI published, the USACE has commenced the public scoping process, during which the agency invites comments from the public, local residents, regional organizations, Tribes, and other stakeholders to help identify the significant issues and reasonable alternatives to be analyzed in the EIS.

The USACE, which received Ambler Metals' Clean Water Act Section 404 permit application filed on April 20, 2026, is the project's lead federal agency. Under the published schedule, the USACE and cooperating agencies have committed to an estimated 29-month integrated federal and state review

timetable, materially ahead of the historical baseline for comparable federal reviews. With the NOI now published, the schedule continues to target publication of a draft EIS in October 2027 and a Record of Decision in September 2028, to be completed concurrently with State of Alaska and Northwest Arctic Borough permitting milestones. The Record of Decision represents the culmination of the federal environmental review under NEPA, and the remaining federal and state authorizations that follow drive the schedule's targeted overall completion in November 2028.

Tony Giardini, President and CEO of Trilogy, commented: "Reaching the Notice of Intent on schedule underscores the discipline and coordination that FAST-41 brings to the Arctic Project. This milestone launches the NEPA review and public scoping phase and keeps us on a timeline to a Record of Decision in September 2028 – materially ahead of the historical norm for comparable federal reviews. With the U.S. reliant on foreign nations for much of its copper, the structured, transparent advancement of a nationally important critical minerals asset like Arctic has never been more strategically important."

Ron Rimelman, President of Ambler Metals, added: "This Notice of Intent opens an exciting new chapter for the Arctic Project. We welcome this thorough public process as an opportunity to continue to demonstrate our commitment to meeting the highest environmental standards and ensuring Alaskans benefit from this development. Earning and maintaining our social license to operate is essential, and we remain dedicated to ensuring this project supports traditional and subsistence lifestyles while serving as a powerful engine for long-term economic self-determination for Northwest Alaska communities."

For more information about the FAST-41 permitting program, see Trilogy's news releases dated May 15, 2026 and July 16, 2026.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company holding a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects ("**UKMP**") in northwestern Alaska. On December 19, 2019, South32 Limited, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy Metals. The UKMP is located within the Ambler Mining District which is one of the richest and most prospective known copper-dominant districts in the world. It hosts polymetallic volcanogenic massive sulfide ("**VMS**") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation, that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy Metals' vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contact

Matthew Keevil

Vice President, Investor Relations and Business Development
ir@trilogymetals.com
Phone: +1 604 638 8088

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Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated timing and outcomes of the permitting schedule and federal environmental review process; the scope, conduct and outcome of the NEPA review and public scoping process; the anticipated completion date of environmental review and permitting; timing of a draft EIS and Record of Decision; expectations regarding a construction decision on the Arctic Project; expectations regarding interagency coordination and cooperation; and the anticipated benefits of FAST-41 status to the Arctic Project are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the outcome of pending litigation, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2025 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions, and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.